FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

14 May 2013

HSBC PRIVATE BANK (MONACO) SA

HSBC Private Banking Holdings (Suisse) SA, a wholly owned subsidiary of HSBC Holdings plc (collectively 'HSBC'), confirms that it is conducting a review of its operations in Monaco, HSBC Private Bank (Monaco) SA ('the Business'), as part of the HSBC Group's continuing strategic five-filter review.

Following recent unsolicited expressions of interest, this may lead to the possible disposal of the Business. Further announcements will be made if or when necessary.

Media enquiries to:
Médard Schoenmaeckers	+41 58 705 3390	medard.schoenmaeckers@hsbcpb.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,681bn at 31 March 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 14 May 2013